Exhibit 12

Belo Corp.
Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

										Six months ended
	Year Ended December 31,									June 30,
	1999		2000		2001		2002		2003	2003		2004
Earnings:
Earnings before income taxes and the cumulative effect of accounting changes	$276,453		$266,834		$21,763		$213,454		$209,460	$89,726		$109,910
Add: Total fixed charges	115,696		138,017		116,157		108,451		98,117	49,275		47,153
Less: Interest capitalized	2,552		2,398		489		573		500	336		94

Adjusted earnings	$389,597		$402,453		$137,431		$321,332		$307,077	$138,665		$156,969

Fixed Charges:
Interest	$113,147		$135,151		$113,145		$105,359		$94,110	$47,719		$45,306
Portion of rental expense representative of the interest factor (1)	2,549		2,866		3,012		3,092		4,007	1,556		1,847

Total fixed charges	$115,696		$138,017		$116,157		$108,451		$98,117	$49,275		$47,153

Ratio of Earnings to Fixed Charges	3.37	x	2.92	x	1.18	x	2.96	x	3.13 x	2.81	x	3.33	x

(1)	For purposes of calculating fixed charges, an interest factor of one third was applied to total rent expense for the period indicated.